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DAVID CHO

david.cho@dechert.com +852 3518 4797 Direct +852 3518 4796 Fax

Confidential Submission

Pursuant to Title I, Section 106 under the

Jumpstart Our Business Startups Act

and Section 6(e) of the

Securities Act of 1933

June 24, 2013

CONFIDENTIAL SUBMISSION

VIA EDGAR AND OVERNIGHT DELIVERY

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: John Reynolds

Re:   OCI Resources LP

Registration Statement on Form S-1

Submitted May 9, 2013

CIK Number 1575051

Ladies and Gentlemen:

On behalf of OCI Resources LP, a Delaware limited partnership (the “Partnership”), set forth below are the responses of the Partnership to the comments contained in the letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated June 4, 2013, and raised by the Staff during a telephone call on June 6, 2013 between Brigitte Lippmann, Senior Counsel, and Thomas Friedmann of Dechert LLP, outside counsel to the Partnership, with respect to the above-captioned filing.

For your convenience, we have repeated in bold type the comments and requests for additional information exactly as set forth in the comment letter. The Partnership’s response to each comment or request is set forth immediately below the text of the applicable comment or request. Concurrently, the Partnership is confidentially submitting Amendment No. 1 (“Amendment No. 1”) to its Registration Statement on Form S-1 (the “Registration Statement”) via EDGAR. Five marked copies of Amendment No. 1 are included under separate cover to facilitate your review.

Capitalized terms used in this letter and not otherwise defined herein shall have the meanings specified in the Registration Statement.

General

1.              We note the numerous blank spaces and missing information in the registration statement. Please note we may have further comments once the omitted information has been submitted and allow adequate time for review.

Response:

The Partnership acknowledges the Staff’s comment and undertakes to provide in future amendments to the Registration Statement all missing information that it is not permitted to omit under Rule 430A of the Securities Act of 1933, as amended (the “Securities Act”).  The Partnership understands that the Staff may have further comments once the information has been submitted and will require adequate time to review such information prior to declaring the Registration Statement effective.

2.              Please advise us as to whether you intend to use additional sales material, in addition to the prospectus to sell the common units. Please provide the staff with copies of any such sales literature you intend to use, prior to use. See CF Disclosure Guidance Topic No. 3 (December 19, 2011).

Response:

The Partnership does not intend to use additional sales material, other than a roadshow presentation, in addition to the prospectus to sell its common units.  The Partnership undertakes to provide the Staff with a copy of the roadshow presentation prior to its use.

3.              Please note the applicability of Securities Act Industry Guide 5, including conflict of interest disclosure, which should be considered in the preparation of your limited partnership offering. Refer to Securities Act Release No. 33-6900 (June 17, 1991) for guidance.

Response:

The Partnership acknowledges the Staff’s comment and respectfully submits that it has considered the applicability of Securities Act Industry Guide 5 and Securities Act Release

No. 33-6900 in preparing the Registration Statement, including conflict of interest disclosure.  See, in particular, “Certain Relationships and Related Party Transactions—Distributions and Payments to Our General Partner and Its Affiliates” starting on page 147 and “Conflicts of Interest and Contractual Duties” starting on page 152 of the prospectus.

4.              We will process your amendments without price ranges. As the price range you select will affect disclosure in several sections of the filing, we will need sufficient time to process your amendments once a price range is included and the material information now appearing blank throughout the document has been provided. Please understand that the effect of the price range on disclosure throughout the document may cause us to raise issues on areas not previously commented on.

Response:

The Partnership acknowledges the Staff’s comment and undertakes to provide in a future amendment to the Registration Statement the price range information and any related disclosure revisions for the Staff’s review.  The Partnership understands that the Staff will need sufficient time to process such amendment once the price range information and any related disclosure are included in the Registration Statement.  The Partnership further understands that the addition of such information and any related disclosure may cause the Staff to raise issues on areas on which the Staff has not previously commented.

5.              Prior to the effectiveness of the company’s registration statement, please have a FINRA representative call the staff to confirm whether or not the amount of compensation allowable or payable to the Underwriters has received clearance.

Response:

Prior to the effectiveness of the Registration Statement, the Partnership undertakes to have a FINRA representative call the Staff to confirm that FINRA has cleared the compensation allowable or payable to the underwriters.

6.              Please provide us with copies of the reports citing the industry data you provide throughout your prospectus, marked with page references tracking your disclosures in the submission. Additionally, please disclose the approximate dates when such reports were issued and advise us whether you funded or were otherwise affiliated with any of the sources you cite.

Response:

The Partnership has provided to the Staff supplementally under separate cover copies of the reports and other materials citing the industry data the Partnership has included throughout the prospectus, marked with page references tracking its disclosures.  The Partnership expects to pay approximately $96,050, including expenses, to Hollberg Professional Group PC for its reserve level study and $85,000 to IHS Global Inc. in connection with the Partnership’s use of industry data cited in the prospectus as having come from IHS Global Inc.  The Partnership is not currently affiliated with the entities that prepared any of these reports.

7.              Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Response:

The Partnership respectfully submits that it has not engaged, and does not expect to engage, in any written communications with potential investors that are qualified institutional buyers or institutions that are accredited investors, as such terms are respectively defined in Section 230.144A and Section 230.501(a) of Title 17, Code of Federal Regulations, or any successor thereto, to determine whether such investors might have an interest in the offering, either prior to or following the date of filing of the Registration Statement, as the case may be, in reliance on Section 5(d) of the Securities Act.  There have not been, nor does the Partnership expect there to be, any research reports about the Partnership published or distributed by any broker or dealer that is participating, or is expected to participate, in the offering in reliance upon Section 2(a)(3) of the Securities Act.

8.              Please provide us with any gatefold information such as pictures, graphics or artwork that will be used in the prospectus. For guidance, see Securities Act Forms Compliance and Disclosure Interpretation, Question 101.02.

Response:

The Partnership undertakes to provide in a future amendment to the Registration Statement any gatefold information that will be used in the prospectus.

Prospectus Cover page

9.              Much of the information you include here is very detailed and is repeated in the summary and in risk factor disclosure. Move the information that is not required by Item 501 of Regulation S-K, or does not disclose the most significant adverse effects, off the cover page. Refer to Securities Act Release No. 33-6900 (June 17, 1991) for guidance.

Response:

As requested, the Partnership has revised the cover page of the prospectus to remove detailed information covered in the summary and risk factor disclosure, which is both not required by Item 501 of Regulation S-K and does not disclose significant adverse effects to prospective investors.

Summary, page 1

10.       Please provide objective support for your claims in this section regarding your certain operational advantages and strong safety record, including the claims regarding a higher concentration of soda ash, relatively shallow depth of beds and your high productivity and efficiency rates relative to other producers.

Response:

As requested, the Partnership is providing to the Staff supplementally under separate cover objective support for its claims in the “Summary” section of the prospectus that are referenced in this comment 10.  In addition, the Partnership respectfully submits that the reserve report prepared by Hollberg Professional Group and the IHS reports and other materials that the Partnership has provided to the Staff include further objective support for these claims.

Overview, page 1

11.       We note that the proven and probable reserves disclosed for your property were prepared by the Hollberg Professional Group. Please forward to our engineer as supplemental information and not as part of your filing, your information that establishes the legal, technical, and economic feasibility of your materials designated as reserves, as required by Section C of Industry Guide 7 pursuant to Rule 418(a) and (b) of Regulation. The information requested includes, but is not limited to:

•                  Property and geologic maps,

•                  Description of your sampling and assaying procedures,

•                  Drill-hole maps showing drill intercepts,

•                  Representative geologic cross-sections and drill logs,

•                  Description and examples of your cut-off calculation procedures,

•                  Cutoff grades used for each category of your reserves and resources,

•                  Justifications for the drill hole spacing used to classify and segregate proven and probable reserves,

•                  A detailed description of your procedures for estimating reserves,

•                  Copies of any pertinent engineering or geological reports, and executive summaries of feasibility studies or mine plans which including the cash flow analyses, and

•                  A detailed permitting and government approval schedule for the project, particularly identifying the primary environmental or construction approval(s) and your current location on that schedule.

To minimize the transfer of paper, please provide the requested information on a CD, formatted as Adobe PDF files and provide the name and phone number for a technical person our engineer may call, if he has technical questions about your reserves.

In the event your company desires the return of this supplemental material, please make a written request with the letter of transmittal and include a pre-paid, pre-addressed shipping label to facilitate the return of the supplemental information. Please note that you may request the return of this information pursuant to the provisions of Rule 418 (b) of Regulation C.

If there are any questions concerning the above request, please phone Mr. George K. Schuler, Mining Engineer at (202) 551-3718.

Response:

As requested, the Partnership has provided to the Staff supplementally under separate cover a copy of the reserve report prepared by Hollberg Professional Group and the other information listed in this comment 11.

Risk Factors, page 23

Mining development..., page 31

12.       This risk factor appears to list numerous different risks relating to your mining business. To the extent you have not done so, please revise to provide a separately captioned risk factor for each material risk that clearly describes each risk listed rather than a summary list of risks.

Response:

The Partnership respectfully submits that the risk factor identified in this comment 12 discloses generally the potential risks that may befall its operations.  As requested, the Partnership has revised the risk factor identified in this comment 12 to provide a separately captioned risk factor for each risk that it considers material.  See page 34 of the prospectus.

Tax Risks to Common Unitholders, page 50

13.       We note your disclosure on page 171 that your tax counsel is unable to opine on specific federal income tax issues. Please include appropriate risk factor disclosure, including that counsel will not provide an opinion on these issues. Refer to Securities Act Release No. 33-6900 (June 17, 1991) for guidance.

Response:

The Partnership respectfully submits that appropriate risk factor disclosure is included on pages 55 and 56 of the prospectus.  The Partnership has revised this risk factor disclosure as necessary to include that counsel has not provided an opinion on these issues.

Cash Distribution Policy and Restrictions on Distributions, page 59

14.       We note your intention to enter into a new revolving credit facility at or prior to completion of this offering, and that you intend to file the form of credit agreement as an exhibit. Once you have finalized the terms of the agreement, please revise your disclosure to describe the material covenants that may impact your ability to make distributions.

Response:

As requested, the Partnership has revised its disclosure under “Risk Factors—Risks Inherent in Our Business and Industry—Restrictions in our new Revolving Credit Facility could adversely affect our business, financial condition, results of operations and ability to make quarterly cash distributions to our unitholders” on pages 36 to 37 of the prospectus and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Debt—New Revolving Credit Facility” on pages 109 and 110 of the prospectus to describe the material covenants that may impact its ability to make distributions.  The Partnership notes, however, that such disclosure is based on a term sheet with the proposed administrative agent and, therefore, is subject to change.  The Partnership has also added cross-references to these descriptions in “Cash Distribution Policy and Restrictions on Distributions—General—Limitations on Cash Distributions and Our Ability to Change Our Cash Distribution Policy” on page 61 of the prospectus.

15.       Disclose clearly the material restrictions on distributions under the agreements governing your outstanding debt, which you reference on page 59 including restrictions relating to the indebtedness of OCI Chemical referenced on page 30.

Response:

As requested, the Partnership has revised its disclosure under “Risk Factors—Risks Inherent in Our Business and Industry—Restrictions in the agreements governing OCI Wyoming’s indebtedness, including the New OCI Wyoming Credit Facility, could limit is operations and adversely affect our business, financial condition, results of operations and ability to make quarterly cash distributions to our unitholders” on pages 30 to 31 of the prospectus, “Risk Factors—Risks Inherent in Our Business and Industry—Restrictions in our new Revolving Credit Facility could adversely affect our business, financial condition, results of operations and ability to make quarterly cash distributions to our unitholders” on pages 36 to 37 of the prospectus and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Debt” on pages 108 through 110 of the prospectus to describe the material restrictions on distributions under the agreements governing its outstanding debt.  The Partnership notes, however, that such disclosure is based on term sheets with the proposed administrative agent and, therefore, is subject to change.  The Partnership has also added cross-references to these descriptions in “Cash Distribution Policy and Restrictions on

Distributions—General—Limitations on Cash Distributions and Our Ability to Change Our Cash Distribution Policy” on page 61 of the prospectus.

16.       We note your disclosure on page 59 that your partnership agreement requires you to distribute all of your available cash quarterly. Please reconcile this disclosure with your disclosure on page 71 and elsewhere that your partnership agreement does not contain a requirement for you to pay distributions to your unit holders.

Response:

The Partnership respectfully submits that its partnership agreement requires it to distribute all of its “Available Cash,” as such term is defined in the partnership agreement, each quarter.  However, the partnership agreement does not require the Partnership to pay a distribution if there is no Available Cash.  As requested, the Partnership has reconciled its disclosure on page 61 of the prospectus to be consistent with its partnership agreement.

17.       Please provide us with a table presenting your projection of cash available for distribution for the twelve months ending June 30, 2014 on a quarterly, rather than annual, basis on page 67.

Response:

As requested, the Partnership has revised the table on page 69 of the prospectus to present its projection of cash available for distribution for the twelve months ending June 30, 2014 on a quarterly basis.

Management’s Discussion and Analysis..., page 91

Debt, page 102

18.       Please describe the material terms of the new revolving credit facility that you propose to enter into at or before completion of the offering.

Response:

As requested, the Partnership has revised its disclosure under “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Debt—New Revolving Credit Facility” on pages 109 and 110 of the prospectus to describe the material terms of the proposed new revolving credit facility.  The Partnership notes, however, that such disclosure is based on a term sheet with the proposed administrative agent and, therefore, is subject to change.

Industry, page 107

19.       Please provide us with copies of reports of IHS where it makes the statements that you cite in this section. Clearly mark the supporting statements in the supplemental materials.

Response:

As requested, the Partnership has provided to the Staff supplementally under separate cover copies of the IHS reports and other materials that it cites in the “Industry” section of the prospectus and has clearly marked the supporting statements in these supplemental materials.

Our Operations, page 121

20.       Please insert a small-scale map showing the location and access to each material property, as required by Instruction 3(b) to Item 102 of Regulation S-K. Please note the EDGAR program now accepts Adobe PDF files and digital maps, so please include these maps in any amendments that are uploaded to EDGAR. It is relatively easy to include automatic links at the appropriate locations within the document to GIF or JPEG files, which will allow figures and diagrams to appear in the right location when the document is viewed on the Internet. For more information, please consult the EDGAR manual, and if additional assistance is required, please call Filer Support at (202) 551-3600 for Post-Acceptance Filing Issues or (202) 551-8900 for Pre-Acceptance Filing Issues. We believe the guidance in Instruction 3(b) of Rule 102 of Regulation S-K would generally require maps and drawings to comply with the following features:

•                  A legend or explanation showing, by means of pattern or symbol, every pattern or symbol used on the map or drawing,

•                  A graphical bar scale should be included. Additional representations of scale such as “one inch equals one mile” may be utilized provided the original scale of the map has not been altered,

•                  A north arrow,

•                  An index map showing where the property is situated in relationship to the state or province, etc., in which it was located,

•                  A title of the map or drawing, and the date on which it was drawn, and

•                  In the event interpretive data is submitted in conjunction with any map, the identity of the geologist or engineer that prepared such data.

Any drawing should be simple enough or of sufficiently large scale to clearly show all features on the drawing.

Response:

As requested, the Partnership has revised the map on page 128 of the prospectus.  The Partnership respectfully submits that the maps included on pages 116 and 128 of the prospectus together show the location of and access to each material property, as required by Instruction 3(B) to Item 102 of Regulation S-K.

21.       We note there were previous mining activities on your mineral properties. Please elaborate on any surface disturbance or contamination issues found on the surface or in the groundwater due to these historical mining activities. The extent and significance of the disturbance/contamination, as well as your plans to remediate the site, should be clear.

Response:

Trona mining at the Partnership’s Green River Basin facility began circa 1961-62.  An affiliate of the Partnership began operations at the facility in 1996.  The Partnership estimates that trona mining operations at its Green River Basin facility since 1961-62 have resulted in approximately 2,037 disturbed acres and approximately 7,190 acres mined.  The Partnership has a self-bond agreement with the Wyoming Department of Environmental Quality to cover the estimated cost to address impacts from mining operations (including those that pre-date its acquisition), including surface disturbances and environmental impacts.  The Partnership estimated the reclamation cost to be approximately $27.1 million if it ceased mining operations as of December 31, 2012.  As described in Note 2 to the Predecessor’s consolidated financial statements for the year ended December 31, 2012, an asset retirement obligation, which is being accreted to its present value each period, has been recorded for this estimated reclamation cost.  The Partnership is not aware of adverse environmental impacts that would not be covered by this self-bond agreement and would have a material adverse effect on its results of operations, financial condition or cash flows.

Leases and Licenses, page 125

22.       We note the qualifying language in the last sentence in this section. Please disclose all material terms of the land or mineral rights securing agreements.

Response:

The Partnership has reviewed each of its agreements securing land or mineral rights and hereby confirms that it has disclosed all material terms of such agreements.  The Partnership has amended its disclosure on page 132 of the prospectus to clarify that it has disclosed all material terms of such agreements.

Trona Reserves, page 126

23.       We note your disclosure that the economic viability of your reserves were assessed using the cost of products sold for the year ended December 31, 2012 and the average sales price of soda ash for the three years ended December 31, 2012 and the quarter ended March 31, 2013. Please state these prices and costs and disclose the following information within or adjacent to your reserve tables:

•                  A statement clarifying the extent to which your reserve estimates incorporate losses for mine dilution and mining recovery,

•                  The cutoff grade,

•                  The metallurgical recovery factor for each of your mines, and

•                  All historic three-year average commodity prices and currency conversion factors that were used to estimate your reserves.

In addition please state the quality or grade of your proven and probable reserves by the lease area shown on page 128.

Response:

As requested, the Partnership has revised its disclosure on page 135 of the prospectus to clarify the extent to which the Partnership’s reserve estimates incorporate losses for mine dilution and mining recovery and to disclose the cutoff grade.  In addition, the Partnership has revised its disclosure on page 135 of the prospectus to state the average grade of the Partnership’s proven and probable trona reserves by lease area.  The Partnership believes that the prospectus contains the appropriate disclosure regarding the recovery rate of its mines, and therefore has not included additional disclosure relating to the metallurgical recovery factor.

The Partnership respectfully submits that the historic prices and currency conversion factors used to estimate the Partnership’s reserves are sensitive, confidential information, the disclosure of which would be harmful to the Partnership’s competitive position, and therefore have not been included in the prospectus.

Competition, page 128

24.       Please disclose your competitive position and your principal methods of competition against other producers of soda ash from trona ore.

Response:

As requested, the Partnership has revised its disclosure on pages 135 to 136 of the prospectus to provide additional information regarding its relative competitive position and its principal methods of competition against other producers of soda ash from trona ore.

Executive Compensation, page 136

25.       We note your reference in this section to the Omnibus agreement and Enterprises’ methodology used for allocating general and administrative expenses to you. Please explain clearly what methodology is used by Enterprises in this regard.

Response:

As requested, the Partnership has included additional disclosure on page 144 of the prospectus to explain clearly the methodology used by Enterprises for allocating general and administrative expenses to the Partnership.

26.       We note your statement in the third paragraph that the disclosure does not purport to be a complete discussion of Enterprises’ executive compensation philosophy and practices. Please revise to explain clearly the extent to which the disclosure does not present a complete description of those policies and practices.

Response:

As requested, the Partner has included additional disclosure on page 145 of the prospectus regarding director compensation.  The Partnership respectfully submits that it is currently evaluating various incentive plans, but it does not have a plan in place at this time.

Security Ownership of Certain Beneficial Owners..., page 138

27.       Please identify the natural persons who have voting or investment control over the units beneficially owned by the OCI Company Ltd.

Response:

The Partnership respectfully submits that OCI Company Ltd. is a widely-held, publicly-traded company on the Korea Stock Exchange and there are no natural persons who have voting or investment control over the units beneficially owned by OCI Company Ltd.

Certain Relationships and Related Party Transactions, page 139

28.       Please clarify the reference to reimbursement of expenses allocated to your general partner by its affiliates in the third paragraph on page 140.

Response:

As requested, the Partnership has revised its disclosure on page 148 of the prospectus to clarify the reference to reimbursement of expenses allocated to its general partner by its general partner’s affiliates.

Agreements governing the Transactions, page 141

29.       To the extent you have not done so, please identify these agreements, describe their material terms and file them as exhibits.

Response:

The Partnership respectfully submits that it has identified all of the agreements governing the transactions.  To the extent it has not already done so, the Partnership undertakes to revise its disclosure to describe the material terms of these agreements in future amendments to the Registration Statement and to file these agreements as exhibits to future amendments of the Registration Statement.

Procedures for review..., page 143

30.       Given your disclosure that the policies will be adopted at closing of this offering, please provide the disclosure required by Item 404(b) of Regulation S-K or advise why you are unable to provide such disclosure.

Response:

As requested, the Partnership has provided the disclosure required by Item 404(b) of Regulation S-K on page 151 of the prospectus.

Material US Federal Income Tax Consequences, page 171

31.       We note your statement in the first paragraph that your disclosure is a summary of material tax consequences and your statement in the second paragraph that the legal conclusions are the opinion of Dechert LLP. Please clarify whether the tax disclosure is intended to constitute the opinion of Dechert or whether you will be providing a separate long form tax opinion. Note that the prospectus should provide a brief, clear and understandable summary of the material tax aspects of the partnership offering, however, the tax opinion provided by you should state clearly the tax consequences and not merely provide a summary. Refer to Securities Act Release No. 33-6900.

Response:

The Partnership respectfully submits that the disclosure under “Material U.S. Federal Income Tax Consequences” was not intended to be merely a summary of certain material tax consequences but rather a detailed and complete discussion of the material tax consequences of an investment in the Partnership units.  To alleviate any confusion, the Partnership has revised the first paragraph on page 179 of the prospectus to clarify that the disclosure under “Material U.S. Federal Income Tax Consequences” sets forth, rather than summarizes, the material U.S. federal income tax consequences to prospective unitholders.  Dechert LLP will issue an opinion confirming that all statements of legal conclusions contained in “Material U.S. Federal Income Tax Consequences” constitute the opinion of Dechert LLP with respect to the matters set forth therein as of the effective date of the Registration Statement, subject to the assumptions, qualifications, and limitations set forth therein.

Financial Statements

32.       Please note the financial statement updating requirements per Rule 3-12 of Regulation S-X.

Response:

The Partnership acknowledges the Staff’s comment and has revised its disclosure throughout the Registration Statement to include its unaudited consolidated financial statements and related pro forma financial information as of and for the three months ended March 31, 2013.

Notes to Consolidated Financial Statements

2. Nature of Operations and Summary of Significant Accounting Policies

Revenue Recognition, page F-12

33.       Please expand your accounting policy to disclose the terms of your sales return policy and customer rebate program and cite the specific authoritative literature you utilized to support your accounting treatment. In addition, please disclose the sales return provisions and customer rebates recognized in each period presented.

Response:

As requested, the Partnership has expanded the discussion of its accounting policy to disclose the terms of its customer rebate program, including disclosure that sales returns provisions are not material and disclosure of the amounts of customer rebates recognized in each period presented. The Partnership followed guidance in Financial Accounting Standards Board Accounting Standards Codification (“ASC”) 605-15-25-1 — Revenue Recognition in accounting for its customer rebate program.  The Partnership respectfully submits that although the cited accounting guidance does not directly address accounting treatment for rebates, the Partnership’s reliance on such guidance by analogy is appropriate.

Specifically, in determining that the sales price for products sold is fixed and determinable, the Partnership must be able to reasonably estimate any potential future adjustment to the price of product sales subject to adjustment from rebates.  Although ASC 605-15-25-1 does not specifically address the accounting for pricing adjustments such as these, ASC 605-15-25-1 states that the following conditions must be met for revenue to be recognized for product sales (emphasis added):

a.              The seller’s price to the buyer is substantially fixed or determinable at the date of sale.

b.              The buyer has paid the seller, or the buyer is obligated to pay the seller and the obligation is not contingent on resale of the product.

c.               The buyer’s obligation to the seller would not be changed in the event of theft or physical destruction or damage of the product.

d.              The buyer acquiring the product for resale has economic substance apart from that provided by the seller.

e.               The seller does not have significant obligations for future performance to directly bring about resale of the product by the buyer.

f.                The amount of future returns can be reasonably estimated.

While all of the above criteria must be met for revenue to be recognized, the criteria in ASC 605-15-25-1(a) and (f) require significant judgment in the determination of when to recognize revenue for product sales subject to returns or pricing adjustments.  If a company determines that it cannot reasonably estimate returns, it cannot recognize revenue until the right of return expires or a reasonable estimate of returns can be made.  Similarly, if the Partnership determines that the price of the product is not determinable upon shipment because rebates cannot be reasonably estimated, revenue would have to be deferred until the price can be determined.

Whether the price is determinable depends on the Partnership’s ability to reliably estimate future adjustments to the amount billed for the product.  This ability may be affected by many of the same factors affecting returns of product, such as the availability of reliable historical information.  Although ASC 605-15-25-1 does not provide specific factors to consider, the Partnership is able to reliably estimate future adjustments by considering product-specific historical information regarding rebates claimed and customer-specific, contractual pricing information in evaluating whether the price is fixed or determinable.  Historically, rebates have been less than 1% of sales, and the Partnership has not experienced any material adjustments related to rebate accruals.

Inventory, page F-12

34.       Please provide us with a detailed discussion of the inventory items included under each inventory category (e.g. raw materials, finished goods and stores inventory).

Response:

As requested, the Partnership has provided below a discussion of the inventory items included under each inventory category, including, as applicable, raw materials, finished goods and stores inventory.  The Partnership has also expanded the inventory description on page F-13 of the prospectus to include a summarized version of the description set forth below.

•                  Raw material inventory includes bolts, plates, shells and miner bits used in the mining process.  This category also includes stock-piled “deca” (the natural sodium carbonate deca hydrate byproduct produced by trona ore processing) and refinery materials, including chemicals such as flocculants, coagulants, filteraid and bulk carbon.

•                  Finished goods inventory is the finished product soda ash, fully processed, packaged or in bulk, and ready for shipment.

•                  Stores inventory includes maintenance materials, spare parts and supplies currently available for future use in the mining and refining processes.

35.       It appears from your disclosure that cost of inventory includes raw materials, direct labor and manufacturing overhead. Please provide us with a detailed discussion of the costs that are included in manufacturing overhead, particularly whether depreciation, depletion and amortization are included in your inventory balance.

Response:

As requested, the Partnership has provided below a discussion of the material costs that are included in manufacturing overhead and, in particular, the depreciation cost component of manufacturing overhead included in the inventory balance.

Manufacturing overhead includes variable, fixed and depreciation cost components.  The variable cost component includes energy inputs, such as electricity, natural gas and coal, royalty and production taxes and other raw materials.  The fixed cost component includes salary and benefits, operating supplies, maintenance material and contracts, taxes and insurance related to production. The depreciation cost component relates to mining and refining assets.  All depreciation, depletion and amortization incurred at the subsidiary level are included in cost of goods sold and inventory.

Property, Plant, and Equipment, page F-12

36.       It appears from your disclosure that depreciation is computed over the estimated useful lives of depreciable assets, principally using the straight-line method. Please provide us with a detailed discussion as to why you believe the straight-line method of depreciation represents the most systematic and rational manner, especially for depletable assets and mining reserves, and cite the specific authoritative literature you utilized to support your accounting treatment.

Response:

The Partnership follows the accounting guidance set forth in ASC 360-10-35-4 in determining the method of depreciation of the mining reserve and amortization of depletable assets.  This guidance requires that the asset cost be spread over the useful life of the facility in such a way as to allocate it as equitably as possible, using a systematic and rational manner, to the periods during which the services are obtained from the use of the facility.

The trona ore extracted from the Partnership’s mine has been relatively consistent between 3.2 million to 4.2 million short tons for the past 10 years and is projected to remain relatively consistent at similar extraction rates into the future.  Because trona extraction rates are relatively consistent, the use of a depreciation method reflecting such consistent extraction rates would yield depreciation expense not materially different from the straight-line method.  Therefore, for ease of use, the Partnership uses the straight-line method because it approximates the most systematic and rational manner for depreciation of the mining reserve.

With respect to depletable assets, the Partnership respectfully submits that neither carrying value nor the related amortization expense is material to the consolidated financial statements.  Therefore, for ease of use and for the same reason described above for the depreciation of the mining reserve, the Partnership uses the straight-line method of amortizing these assets.

4. Property, Plant and Equipment, page F-16

37.       Please provide us with a detailed discussion of type of costs included in depletable assets and buildings and improvements. Please note your discussion should include the specific authoritative literature you utilized to support your accounting policy.

Response:

As requested, the Partnership has provided below a discussion of types of costs included in depletable assets and buildings and improvements:

•                  Depletable Assets are primarily costs paid to third parties for the acquisition, exploration and development of mining leases.

•                  Buildings and Improvements include the various buildings and structures used for operations and administration at the site, expenditures for the construction or development of new capital assets and the replacement, improvement or expansion of existing capital assets.

The Partnership respectfully submits that while specific U.S. generally accepted accounting principles or Commission accounting guidance on the type of costs included in depletable assets and building and improvements is limited, the Partnership’s accounting policy follows the general concepts for determining costs in ASC 360-10-30-1, which states, “Paragraph 835-20-05-1 states that the historical cost of acquiring an asset includes the costs necessarily incurred to bring it to the condition and location necessary for its intended use.  As indicated in that paragraph, if an asset requires a period of time in which to carry out the activities necessary to bring it to that condition and location, the interest cost incurred during that period as a result of expenditures for the asset is a part of the historical cost of acquiring the asset.”

Further, the definition of “activities” included in the ASC master glossary states the following:

The term activities is to be construed broadly.  It encompasses physical construction of the asset. In addition, it includes all the steps required to prepare the asset for its intended use.  For example, it includes administrative and technical activities during the preconstruction stage, such as the development of plans or the process of obtaining permits from governmental authorities.  It also includes activities undertaken after construction has begun in order to overcome unforeseen obstacles, such as technical problems, labor disputes, or litigation.

The Partnership has not incurred long-term construction costs related to buildings and improvements.  Therefore, the Partnership has not historically incurred significant amounts of capitalized interest.  All capitalized costs generally represent third party costs incurred to prepare assets for their intended use.  Capitalized costs also include costs associated with major overalls of the Partnership’s refining facilities, which generally extend the useful life of such facilities.

Exhibits, page I-II

38.       We note that you have yet to submit several of your exhibits with your confidential draft registration statement. Please note that we will need sufficient time to review these exhibits and that we may have additional comments based upon these exhibits once submitted.

Response:

The Partnership acknowledges the Staff’s comment and undertakes to provide in future amendments to the Registration Statement all of the remaining exhibits.  The Partnership understands that the Staff will need sufficient time to review these exhibits and that the Staff may have additional comments based upon these exhibits once they are submitted.

* * * * * * * * * *

If you have any questions, please feel free to contact the undersigned by telephone at 011.852.3518.4797 (or by facsimile at 011.852.3518.4796) or Thomas Friedmann at 202.261.3313 (or by facsimile at 202.261.3333).  Thank you for your cooperation and attention to this matter.

Sincerely,

/s/ David Cho

David Cho

cc:	Joshua Davidson, Baker Botts L.L.P.
Hillary H. Holmes, Baker Botts L.L.P.
Thomas Friedmann, Dechert LLP
Suying Li
Angela Halac
George K. Schuler
Ruairi Regan
Brigitte Lippmann